To announce the Company’s December 2014 revenues

Date of events: 2015/01/09

Contents:

1.	Date of occurrence of the event: 2015/01/09

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence:

Chunghwa Telecom today announced its unaudited financial results for December 2014. Consolidated revenue was NT$21.13 billion, an increase of 1.8% compared to the corresponding period in 2013. Operating costs and expenses were NT$18.54 billion, an increase of 2.9% year-over-year. Operating income was NT$2.65 billion, a decrease of 7.0% year-over-year. Pretax income was NT$2.75 billion, a decrease of 3.4% year-over-year. Net income attributable to shareholders of the parent company was NT$2.34 billion, an increase of 6.1% year-over-year. EPS was NT$0.3.

For the whole year of 2014, consolidated revenue was NT$226.69 billion, a decrease of 0.6% compared to that for year 2013. Operating costs and expenses were NT$182.46 billion, an increase of 1.2% year-over-year. Operating income was NT$44.85 billion, a decrease of 5.9% year-over-year. Pretax income was NT$46.62 billion, a decrease of 5.1% year-over-year. Net income attributable to shareholders of the parent company was NT$38.66 billion, a decrease of 2.6% year-over-year. Accumulated EPS was NT$4.98.

For year 2014, mobile value-added service revenue increased 23.1% due to a strong increase in the mobile internet subscriber base. However, the increase was offset by a 12.0% decrease in mobile voice revenue as a result of VoIP substitution and market competition, and a 2.0% decrease in handset sales. Therefore, mobile communications business revenue remained flat year-over-year.

Compared to year 2013, broadband access revenue for year 2014 remained flat while HiNet ISP revenue increased 0.3% year-over-year. MOD revenue increased 15.8% year-over-year. Local fixed line service revenue decreased by 5.9% due to mobile and VoIP substitution.

8.	Countermeasures: None.

9.	Any other matters that need to be specified: N.A.